Exhibit 99.6

BAYSWATER URANIUM CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008

(Unaudited – Prepared by management)

These unaudited interim consolidated financial statements of Bayswater Uranium Corporation for the three month period ended May 31, 2008 have been prepared by management and approved by the Board of Directors. These interim consolidated financial statements have not been reviewed by the Company’s external auditors.

BAYSWATER URANIUM CORPORATION
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited)

	May 31,	February 29,
	2008	2008
	(Unaudited)	(Audited)

ASSETS

Current
Cash	$1,315,091	$157,467
Short-term investments	15,550,714	23,501,768
Marketable securities (Note 4)	869,820	1,525,771
Receivables	1,005,111	874,639
Prepaids and deposits	373,447	330,967

	19,114,183	26,390,612

Equipment (Note 5)	246,685	240,136
Reclamation bonds	356,268	356,268
Exploration advances	898,574	989,539
Mi neral properties (Note 7)	53,258,304	46,367,905

	$73,874,014	$74,344,460

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$2,357,628	$2,469,905

Future income tax liability (Note 13)	5,563,000	5,242,000

	7,920,628	7,711,905

Shareholders’ equity
Capital stock (Note 8)	68,156,305	68,233,203
Contributed surplus (Note 8)	14,054,679	13,945,484
Deficit	(16,257,598)	(15,546,132)

	65,953,386	66,632,555

	$73,874,014	$74,344,460

Nature of operations (Note 1)
Commitments (Note 12)
Subsequent events (Note 18)

On behalf of the Board:

“George Leary”	Director	“Victor Tanaka”	Director

The accompanying notes are an integral part of these interimconsolidated financial statements.

BAYSWATER URANIUM CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
THREE MONTHS ENDED MAY 31,
(Unaudited)

	2008	2007

EXPENSES
Administration	$11,440	$13,363
Amortization	16,131	8,349
Consulting fees	31,563	-
Directors’ fees (Note 10)	18,750	-
Investor relations	45,245	48,500
Management fees (Note 10)	37,715	109,381
Office and miscellaneous	75,913	46,276
Professional fees	171,633	66,691
Property investigation costs	56,846	84,429
Rent	31,716	32,396
Shareholder communications	73,530	85,085
Stock-based compensation (Note 9)	134,123	5,926,764
Transfer agent and filing fees	16,292	9,984
Travel and related costs	18,973	6,221

Loss before other items	(739,870)	(6,437,439)

OTHER ITEMS
Foreign exchange gain (loss)	2,850	(1,540)
Interest income	173,925	330,702
Recovery of costs	132,080	-
Unrealized gain (loss) on marketable securities (Note 4)	(655,951)	1,650,800

	(347,096)	1,979,962

Loss before income taxes	(1,086,966)	(4,457,477)

Future income tax recovery (Note 13)	375,500	1,739,000

Loss and comprehensive loss for the period	(711,466)	(2,718,477)

Deficit, beginning of period	(15,546,132)	(12,100,220)

Fair value adjustment on financial instruments (Note 4)	-	441,517

Deficit, end of period	$(16,257,598)	$(14,377,180)

Basic and diluted loss per common share	$(0.01)	$(0.03)

Weighted average number of common shares outstanding	144,808,633	90,257,577

The accompanying notes are an integral part of these interim consolidated financial statements.

BAYSWATER URANIUM CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MAY 31,
(Unaudited)

	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(711,466)	$(2,718,477)
Items not affecting cash:
Amortization	16,131	8,349
Shares issued for services	10,625	-
Obligation to issue shares for services	-	15,000
Stock-based compensation	134,123	5,926,764
Recovery of costs	(132,080)	-
Unrealized (gain) loss on marketable securities	655,951	(1,650,800)
Future income tax recovery	(375,500)	(1,739,000)
Changes in non-cash working capital items:
Increase in receivables	(109,256)	(352,088)
Increase in prepaids and deposits	(42,480)	(23,932)
Increase (decrease) in accounts payable and accrued liabilities	16,328	(80,676)

Net cash used in operating activities	(537,624)	(614,860)

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	7,951,054	(28,466,523)
Equipment	(22,680)	(79,202)
Mineral property expenditures	(6,790,943)	(3,587,549)
Mineral property recoveries	428,881	-
Exploration advances	90,965	(150,986)
Ama lgamation and acquisition costs	-	(44,814)

Net cash provided by (used in) investing activities	1,657,277	(32,329,074)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	37,971	27,858,074
Share issue costs	-	(907,611)

Net cash provided by financing activities	37,971	26,950,463

Change in cash during the period	1,157,624	(5,993,471)

Cash, beginning of period	157,467	6,189,352

Cash, end of period	$1,315,091	$195,881

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these interim consolidated financial statements.

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

1.	NATURE OF OPERATIONS

Bayswater Uranium Corporation (formerly Kilgore Minerals Ltd.) (“new Bayswater”) and its wholly-owned subsidiaries, including old Bayswater (see below), (the “Company”), are engaged in the exploration of its mineral properties and has not yet determined whether these properties contain economically recoverable reserves. To date, the Company has not earned significant revenues and is considered to be in the development stage.

Effective July 24, 2007, a wholly-owned subsidiary of the Company amalgamated with Bayswater Uranium Corporation (“old Bayswater”) (Note 6). The resulting amalgamated company is named Bayswater Holdings Inc. and is a wholly-owned subsidiary of the Company.

In conjunction with the amalgamation, the Company changed its name to Bayswater Uranium Corporation.

Effective December 21, 2007, the Company completed an Arrangement Agreement with Northern Canadian Uranium (“NCA”). Pursuant to the Arrangement Agreement, NCA amalgamated with a wholly-owned subsidiary of the Company (Note 6). The resulting amalgamated company is named NCU Holdings Inc. and is a wholly-owned subsidiary of the Company.

On August 15, 2006, old Bayswater amalgamated with Pathfinder Resources Ltd.

2.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying financial information reflects all adjustments, consisting primarily of normal and recurring adjustments considered necessary for fair presentation of the results for the interim period. Operating results for the three month period ended May 31, 2008 are not necessarily indicative of the results that may be expected for the year ending February 28, 2009. These interim financia l statements follow the same accounting policies as the annual financial statements except as disclosed in Note 3. Accordingly, these interim consolidated financial statements should be read in conjunction with the 2008 annual financial statements and notes thereto.

3.	CHANGES IN ACCOUNTING POLICIES

The following new standards were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2007 and are all effective for the fiscal year beginning March 1, 2008.

CICA Handbook Section 1535 - Capital Disclosures

This section establishes standards for the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

CICA Handbook Section 3862 and 3863 - Financial Instruments

These two standards replace the current standard, “Financial Instruments – Disclosure and Presentation” (Section 3861), revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how those risks are managed.

BAYSWATER URANIUM CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

3.	CHANGES IN ACCOUNTING POLICIES (cont’d…)

CICA Handbook Section 1400 - General Standards of Financial Statements

This section requires management to make an assessment of the Company’s ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

The Company adopted these standards effective March 1, 2008 and management has determined that the adoption of these new standards will not have a material impact on the financial statements of the Company or its business, except for expanded disclosures in the notes to the financial statements.

4.	MARKETABLE SECURITIES

During the three months ended May 31, 2007, the Company reclassified its investments as marketable securities and carries them at fair value. This resulted in the Company’s marketable securities being written up by $441,517 and the deficit at the beginning of the period being reduced by $441,517, to reflect the fair value of marketable securities held as at February 28, 2007. As at May 31, 2008, marketable securities consist of shares in publicly traded companies with an initial cost of $1,556,222 (February 29, 2008 - $1,556,222) and a fair value of $869,820 (February 29, 2008 -$1,525,771), which resulted in an unrealized loss on marketable securities of $655,951 being recorded in operations.

5.	EQUIPMENT

	May 31, 2008			February 29, 2008

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Furniture and fixtures	$14,327	$12,034	$2,293	$14,327	$11,906	$2,421
Computer equipment	135,857	41,902	93,955	119,498	35,180	84,318
Exploration equipment	118,088	27,196	90,892	111,765	21,547	90,218
Vehicles	86,260	30,253	56,007	86,260	27,044	59,216
Leasehold improvements	10,191	6,653	3,538	10,191	6,228	3,963
	$364,723	$118,038	$246,685	$342,041	$101,905	$240,136

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

6.	PLANS OF ARRANGEMENT

Amalgamation of Kilgore Minerals Ltd. and Bayswater Ur anium Corporation

The Company (i.e. new Bayswater) completed an Arrangement Agreement (the “Agreement”) with old Bayswater. Pursuant to the Agreement, the Company split its shares on the basis of 1.25 new shares for each old share and, effective July 24, 2007, old Bayswater amalgamated with a wholly-owned subsidiary of the Company. Each share or convertible security of old Bayswater was exchanged for one common share or one convertible security of the Company, respectively. This transaction resulted in the issuance of 29,115,090 of the Company’s common shares (including 500,000 shares issued as a finder’s fee), as well as 1,685,540 stock options and 188,750 share purchase warrants. Upon completion of the agreement, the Company changed its name to Bayswater Uranium Corporation and all of its directors and management resigned in favour of directors and management of old Bayswater.

Since the former shareholders of old Bayswater control the majority of the outstanding capital stock of the Company, the transaction has been accounted for as an acquisition of the Company’s net assets by old Bayswater. The fair value of an acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration is not clearly evident, in which case the fair value of the net assets acquired is used. Accordingly, the purchase consideration has been allocated based on the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase, July 24, 2007.

The allocation of the purchase price is summarized in the table below:

Purchase price:
29,115,090 post-amalgamation common shares	$4,093,106
Stock options of Kilgore	840,953
Amalgamation costs	318,510
$5,252,569

Net assets acquired:
Cash	$2,490,962
Receivables	50,865
Prepaids and deposits	24,863
Reclamation bond	6,862
Equipment	23,380
Mineral properties	2,738,847
Accounts payable and accrued liabilities	(83,210)
$5,252,569

Using the Black-Scholes option-pricing model, the 1,685,540 stock options granted were valued at $1,635,832 ($0.97 per option). Of this total, $840,953 was allocated to the purchase price for options vested at July 24, 2007.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

Risk-free interest rate:	4.66%
Expected life of options:	2.3 years
Annualized volatility:	92%
Dividend rate:	0%

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

6.	PLANS OF ARRANGEMENT (cont’d…)

Acquisition of Northern Canadian Uranium Inc.

Effective December 21, 2007, the Company completed an Arrangement Agreement with Northern Canadian Uranium Inc. (“NCA”). Pursuant to the Arrangement Agreement, NCA amalgamated with a wholly-owned subsidiary of the Company, forming a new company, NCU Holdings Inc. (“NCU”). Each share or convertible security of NCA was exchanged for 0.65 common shares or 0.65 convertible securities of the Company, respectively. This transaction resulted in the issuance of 18,198,337 of the Company’s common shares, as well as 1,059,500 stock options.

The transaction has been accounted for as an acquisition of NCA’s net assets by the Company. The fair value of an acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration is not clearly evident, in which case the fair value of the net assets acquired is used. Accordingly, the purchase consideration has been allocated based on the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

The allocation of the purchase price is summarized in the table below:

Purchase price:
18,198,337 post-amalgamation common shares	$5,381,382
Stock options of NCA	441,154
Acquisition costs	140,639
$5,963,175

Net assets acquired:
Cash	$32,565
Receivables	40,526
Prepaids and deposits	2,000
Reclamation bonds	47,171
Exploration advances	294,957
Equipment	55,074
Mineral properties	5,878,976
Accounts payable and accrued liabilities	(388,094)
$5,963,175

Using the Black-Scholes option-pricing model, the 1,059,500 stock options granted were valued at $441,154 ($0.42 per option). Of this total, $441,154 was allocated to the purchase price for options vested at the effective date of the purchase.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

Risk-free interest rate:	3.88%
Expected life of options:	2.5 years
Annualized volatility:	84%
Dividend rate:	0%

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMEN TS
MAY 31, 2008
(Unaudited)

7. MINERAL PROPERTIES

						Wisker	Mali and
	CMB	Thelon	Athabasca	Collins Bay	Cochrane	Valley	Niger,		Ireland, Italy
Three Months Ended	Labrador	Basin	Basin,	Property,	Pond,	Property	West	USA	and Other
May 31, 2008	Claims	Projects	Saskatchewan	Saskatchewan	Nfld	Nfld	Africa	Properties	Properties	Total
Acquisition costs
Balance, beginning of period	$1,164,171	$2,700,789	$5,499,025	$4,006,052	$-	$377,500	$97,425	$5,043,539	$760,543	$19,649,044
Additions	500,000	14,877	-	-	83,700	-	-	236,215	-	834,792
Recoveries	(68,200)	-	-	-	-	(61,690)	-	-	-	(129,890)
Written-off during the period	-	-	-	-	-	-	-	-	-	-

Balance, end of period	1,595,971	2,715,666	5,499,025	4,006,052	83,700	315,810	97,425	5,279,754	760,543	20,353,946

Deferred exploration costs
Balance, beginning of period	10,450,425	8,414,662	2,253,529	1,530,224	-	905,405	110,256	2,152,281	902,079	26,718,861

Airborne survey	-	-	20,166	-	-	-	-	-	-	20,166
Analytical	36,564	-	-	46,653	-	13,627	-	-	-	96,844
Camp costs	99,160	9,575	262,960	-	-	-	-	-	-	371,695
Community relations	30,276	-	-	-	-	-	-	-	-	30,276
Compilation	12,902	2,103	-	18,870	-	-	-	96,546	-	130,420
Drilling	418,373	-	-	2,195,429	-	169,133	-	961,476	70,332	3,814,743
Environmental	620	-	-	-	-	-	-	-	-	620
Equipment	49,045	-	-	14,400	-	-	-	-	-	63,445
Field administration	3,428	5,338	-	-	-	392	-	-	61	9,220
Field supplies	389	23,793	-	-	-	410	-	-	-	24,593
Fixed wing/helicopter	290,997	4,579	326,250	-	-	-	-	-	-	621,826
Geological consulting	274,949	73,480	54,170	70,141	180	23,124	-	177,902	24,102	698,048
Ground geophysics	-	-	216,500	-	-	-	-	-	-	216,500
Geophysical consulting	-	1,740	1,200	-	-	7,950	-	4,320	900	16,110
Line cutting	-	-	111,260	-	-	-	-	-	-	111,260
Permitting	-	-	-	-	-	-	-	128,736	-	128,736
Property cost recoveries	(300,000)	(20,206)	-	-	-	-	-	-	-	(320,206)
Property maintenance	2,500	4,000	2,000	1,000	-	500	-	45,418	-	55,418
Prospecting	14,613	-	-	-	-	-	-	-	-	14,613
Travel and related	35,680	23,208	2,782	636	-	8,932	-	5,905	4,028	81,170
	969,496	127,610	997,288	2,347,129	180	224,068	-	1,420,303	99,423	6,185,497

Written-off during the period	-	-	-	-	-	-	-	-	-	-

Balance, end of period	11,419,921	8,542,272	3,250,817	3,877,353	180	1,129,473	110,256	3,572,584	1,001,502	32,904,358

Total, end of period	$13,015,892	$11,257,938	$8,749,842	$7,883,405	$83,880	$1,445,283	$207,681	$8,852,338	$1,762,045	$53,258,304

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

7.  MINERAL PROPERTIES

						Wisker	Mali and
	CMB	Thelon	Athabasca	Collins Bay	Murphy and	Valley	Niger,		Ireland, Italy
Year Ended	Labrador	Basin	Basin,	Property,	Hermitage,	Property	West	USA	and Other
February 29, 2008	Claims	Projects	Saskatchewan	Saskatchewan	Nfld	Nfld	Africa	Properties	Properties	Total
Acquisition costs
Balance, beginning of year	$577,601	$2,300,436	$5,499,025	$-	$399,158	$-	$84,087	$-	$605,570	$9,465,877
Additions	879,020	959,652	-	350,000	27,627	377,500	-	450,944	154,973	3,199,716
Recoveries	(88,450)	(559,299)	-	-	(167,256)	-	-	-	-	(815,005)
Acquisition of NCA (Note 6)	-	-	-	3,656,052	-	-	287,022	1,935,902	-	5,878,976
Acquisition of Kilgore (Note 6)	-	-	-	-	-	-	-	2,738,847	-	2,738,847
Written-off during the year	(204,000)	-	-	-	(259,529)	-	(273,684)	(82,154)	-	(819,367)

Balance, end of year	1,164,171	2,700,789	5,499,025	4,006,052	-	377,500	97,425	5,043,539	760,543	19,649,044

Deferred exploration costs
Balance, beginning of year	3,224,142	3,004,951	757,997	-	866,786	-	73,794	-	773,829	8,701,499

Airborne survey	993,164	2,422,456	1,109,585	-	-	229,402	-	492,199	-	5,246,806
Analytical	361,549	12,804	-	-	-	36,479	-	1,767	3,846	416,445
Camp costs	210,549	707,852	127,800	-	-	10,414	-	-	-	1,056,615
Community relations	141,480	7,075	-	-	-	-	-	-	-	148,555
Compilation	33,028	18,331	55	2,005	-	20	-	129,148	7,447	190,034
Drilling	1,895,471	80,145	-	1,440,840	-	73,314	-	13,764	-	3,503,534
Environmental	-	-	-	-	-	-	-	104,467	-	104,467
Equipment	134,971	81,938	-	-	-	6,003	-	4,595	-	227,507
Field administration	50,687	76,665	7,274	-	22	3,098	2,438	53	326	140,563
Field supplies	36,749	54,165	-	-	-	2,676	-	437	-	94,027
Fixed wing/helicopter	1,903,587	904,269	-	-	14,666	7,264	-	-	-	2,829,786
Geological consulting	887,356	388,575	65,884	40,299	5,150	86,889	25,664	545,118	104,181	2,149,116
Ground geophysics	127,783	296,173	-	-	-	70,826	-	-	-	494,782
Geophysical consulting	119,306	153,789	168,576	20,994	-	-	8,850	45,442	12,450	529,407
Line cutting	98,499	-	-	-	-	27,133	-	-	-	125,632
Permitting	21	15,386	878	-	-	-	-	132,733	-	149,018
Property cost recoveries	(133,333)	(102,843)	-	-	(13,814)	-	-	-	-	(249,990)
Property maintenance	22,815	14,696	6,540	26,086	256	13,180	22,210	670,256	-	776,039
Prospecting	242,797	141,067	-	-	936	311,649	-	-	-	696,449
Travel and related	99,804	137,168	8,940	-	-	27,058	723	20,348	-	294,041
	7,226,283	5,409,711	1,495,532	1,530,224	7,216	905,405	59,885	2,160,327	128,250	18,922,833

Written-off during the year	-	-	-	-	(874,002)	-	(23,423)	(8,046)	-	(905,471)

Balance, end of year	10,450,425	8,414,662	2,253,529	1,530,224	-	905,405	110,256	2,152,281	902,079	26,718,861

Total, end of year	$11,614,596	$11,115,451	$7,752,554	$5,536,276	$-	$1,282,905	$207,681	$7,195,820	$1,662,622	$46,367,905

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

Uranium properties

Central Mineral Belt Properties, Labrador

On November 17, 2005, the Company entered into an option agreement with Longview Capital Partners Inc. (formerly Longview Strategies Incorporated) (“Longview”), a company related by a former director in common, to acquire a 100% interest in certain claim blocks located in Labrador, Newfoundland. Under the terms of the agreement, the Company has paid Longview $560,000 and issued 1,681,202 common shares valued at $872,000. A net smelter royalty (“NSR”) of 2% will be payable to an underlying option holder on each of the claim blocks retained. The Company has the right to purchase one-half of the NSR (1%) at any time for $1,500,000. By agreement dated November 22, 2005, Longview assigned all its staking rights with the underlying option holder to the Company.

On November 29, 2005, the Company entered into an agreement with the underlying option holder to stake additional claim blocks at a cost of $61,440. In consideration, the Company paid the underlying option holder a staking fee of 50,000 common shares valued at $15,000. A NSR of 2% will be payable on each of the claim blocks. The Company has the right to purchase one-half of the NSR (1%) at any time for $1,500,000.

On January 3, 2006, the Company entered into an agreement with the underlying option holder to stake additional claim blocks at a cost of $599,040. In consideration, the Company paid the underlying option holder a staking fee of $10,000 in cash and 180,000 common shares valued at $86,400. A NSR of 1% will be payable on each of the claim blocks. The Company has the right to purchase all of the NSR (1%) at any time for $2,000,000.

The Company acquired by staking, during the year ended February 28, 2007, additional claims in Labrador. In consideration, the Company paid a staking fee of $19,400 in addition to staking costs of $144,800. An NSR of 1% will be payable on these claims. The Company retains the right to purchase the NSR (1%) at any time for $2,000,000.

The Company purchased, during the year ended February 28, 2007, additional claims in Labrador for cash consideration of $5,600. An NSR of 2% will be payable on these claims. The Company has the right to purchase one-half of the NSR (1%) at any time for $1,500,000.

The Company has acquired, during the years ended February 29, 2008 and February 28, 2007, a 100% interest, by staking, in additional claims in Labrador.

The Company has acquired, during the year ended February 28, 2007, a 100% interest, by staking, in additional claims in Labrador, subject to a 1% or 2% NSR for a staking fee of $3,000. The Company has the right to purchas e, respectively, all or one-half of the NSR (1%) at any time for $1,000,000.

During the year ended February 29, 2008, the Company acquired an option from Silver Spruce Resources Inc. and Universal Uranium Ltd. to earn a 50% interest in additional claims in Labrador. To earn its 50% interest, the Company issued 200,000 common sharesvalued at $204,000 and is required to incur exploration expenditures totaling$100,000 by July 31, 2008. The Company terminated this agreement and as a result, all related costs were written off to operations during the year ended February 29, 2008.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Central Mineral Belt Properties, Labrador (cont’d…)

During the year ended February 29, 2008, the Company entered into an option/joint venture agreement with Ucore Uranium Inc. (“Ucore”), whereby the Company and Ucore pooled certain claims and option rights on additional claims held by Ucore in Labrador. Pursuant to the terms of the agreement, the Company and Ucore each have the option to acquire a 50% interest in the pooled claims and option rights by incurring exploration expenditures totaling $266,667 and $133,333, respectively, by August 31, 2008.

Thelon Basin Projects

These properties include the Canada Uranium Joint Venture and the Company’s other property holdings in the Thelon Basin.

Thelon Basin Properties, Northwest Territories (“NWT”) and Nunavut (“NU”)

The Company entered into an agreement, dated April 13, 2006, with Yukon 37999 Inc. to acquire a 100% interest in certain uranium claims in the South Thelon area of the NWT. As consideration, the Company paid cash of $102,903 and issued 108,858 common shares valued at $95,432. A NSR of 2% on metals and a gross overriding royalty (“ GOR” ) of 2% on diamonds will be payable on each of the claims. The Company retains the right to purchase one-half of the royalties (1.0%) at any time for $2,000,000.

During the year ended February 28, 2007, the Company entered into agreements with Aurora Geosciences Ltd. (“Aurora”) to stake a minimum of 1,100,000 acres in Thelon Basin, NWT and NU. Under the terms of the agreements, consideration for staking was $0.60 per acre and one-third of a common share of the Company per acre, for claims located on land and $0.40 per acre and one-quarter of a common share of the Company per acre for claims located over water. During the year ended February 28, 2007, a total of $1,056,356 was paid by the Company for staking costs and 520,297 common shares were issued to Aurora. In addition, during the year ended February 29, 2008, a total of $333,368 was paid for staking costs and 183,867 common shares were issued to Aurora.

Pursuant to a Memorandum of Understanding (“MOU”) dated April 11, 2005, Pathfinder was granted an option to acquire an 80% interest in uranium rights in certain exploration permits acquired by Diamonds North Resources Ltd., located within and around the Thelon Basin, Northwest Territories, Canada in consideration of making a cash payment of $100,000 (paid) and issuing a total of 2,000,000 common shares (1,500,000 shares issued pre-amalgamation). The Company issued 294,000 shares (500,000 pre-amalgamation Pathfinder shares) during the year ended February 29, 2008. The Company must also incur staged optional exploration expenditures on the property totaling $4,000,000, of which $400,000 must be expended by April 11, 2006 (completed), a further $1,600,000 by April 11, 2007 (completed) and a further $2,000,000 by April 11, 2008 (completed).

During the year ended February 29, 2008, the Company granted an option to Stornoway Diamond Corp. (“Stornoway”), whereby Stornoway may earn a 60% interest in certain diamond rights at Itza Lake, Nunavut by issuing to the Company common shares of Stornoway with a value of $75,000 (received) and by incurring $4,000,000 in exploration expenditures over five years (with a minimum of $500,000 to be incurred prior to September 1, 2008).

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Canada Uranium Joint Venture

On January 23, 2006, the Company entered into a joint venture agreement with Strongbow Exploration Inc. (“Strongbow”) to identify, acquire and explore uranium properties in Canada. A director of Strongbow subsequently became a director of the Company. The Company will be the operator of the joint venture and, over the first five years of the agreement, shall contribute funding of up to $500,000 for the acquisition of prospective Canadian uranium properties identified by Strongbow. Strongbow and the Company shall each retain a 50% working interest in each acquired property, subject to the right of Strongbow to select up to three joint venture properties (“Earn-In Properties”) for which the Company must fund the first $600,000 in exploration expenditures on eachsuch property. Under the terms of the joint venture arrangement, Strongbow must offer all Canadian uranium opportunities that it identifies to the Company for inclusion in the joint venture. The Company maintains the right to identify and acquire Canadian uranium prospects outside of the joint venture, with no obligation to offer such projects to Strongbow unless such prospect is located in any of the Yukon, Nunavut, or Northwest Territories.

Pursuant to the joint venture, the Company entered into an agreement dated April 13, 2006 with Yukon 37999 Inc. ("Yukon") to acquire a 100% interest in certain uranium claims in the South Thelon Basin area of the NWT for cash consideration totaling $105,706. A NSR of 1% on metals and a 1% GOR on diamonds will be payable on each of the claim blocks. The joint venture retains the right to purchase one-half of the royalties (0.5%) at any time for $1,000,000. Strongbow has elected to include these claims as an Earn-In Property.

Pursuant to the joint venture, certain prospecting permits have been granted to Strongbow in the North Thelon Basin, Nunavut. Strongbow has elected to include these permits as an Earn-In Property under the Joint Venture.

Athabasca Basin Projects

These properties include the Brudell Lake property and other property holdings acquired in conjunction with the amalgamation with Northern Canadian Uranium (Note 6 & see below).

Brudell Lake Properties, Athabasca Basin, Saskatchewan

The Company entered into a purchase agreement dated July 19, 2006 as amended September 28, 2006 between the Company and the Saskatchewan Syndicate (the “Vendor”) whereby the Company acquired a 100% interest in certain mineral claims in three claim blocks referred to as the Brudell Lake Property, Worden Lake Property and the William River Property located in the south central portion of the Athabasca Basin, Saskatchewan. The consideration payable to the Vendor was comprised of 3,500,000 common shares (issued) of the Company at a value of $1.06 per share and $1,500,000 (paid). The properties are also subject to a 2% NSR on all metals produced and 2% GOR on all diamonds produced. The Company granted a finder’s fee of 100,000 common shares of the Company to a private individual for his assistance in introducing this property to the Company.

During the year ended February 28, 2007, the Company acquired, by staking, additional claims adjacent to the Brudell Lake properties at a cost of $183,024.

Hermitage Uranium Belt Properties, Newfoundland

The Hermitage Uranium Belt properties include the Hermitage Property, Cochrane Pond Joint Venture property and the Murphy Property.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Hermitage Uranium Belt Properties, Newfoundland (cont’d…)

Hermitage Property, Newfoundland, Canada

On October 28, 2005, Pathfinder staked certain claims in southwestern Newfoundland. A finder’s fee of 150,000 common shares (pre-amalgamation) of Pathfinder was issued to Commander Resources Ltd. (“CMD”) and the property is subject to a 2% NSR to CMD. The Company also staked further claims.

During the year ended February 29, 2008, claims held 100% by Bayswater and not subject to the Cochrane Pond Joint Venture were all allowed to lapse except for three claims . Certain of these abandoned claims were assigned to CMD. As a result, all related costs incurred by the Company were written off to operations during the year ended February 29, 2008.

Cochrane Pond Joint Venture, Newfoundland, Canada

On June 19, 2006, the Company signed a joint venture agreement with CMD whereby they agreed to associate and participate in a 50/50 joint venture operation for the purpose of exploring the Cochrane Pond property located in the Hermitage Uranium Belt, Newfoundland, and, if deemed warranted, bring the property or a portion thereof into commercial production by establishing and operating a mine.

During the year ended February 28, 2006, the companies jointly staked certain claims in southwestern Newfoundland.

During the year ended February 29, 2008, the Company and CMD entered into an option agreement with Global Gold Uranium, LLC (the”Optionee”), a wholly-owned subsidiary of Global Gold Corporation (“Global”), whereby the Optionee may earn up to a 60% interest in the Cochrane Pond property. To earn an initial 51% interest, the Optionee must pay US$700,000, issue 350,000 common shares of Global and incur exploration expenditures totaling $3,500,000 over a four year period. A further 9% interest can be earned by either incurring an additional $2,000,000 of exploration expenditures over a two year period or funding and delivering a feasibility study to the Company and CMD within a three year period. During the year ended February 29, 2008, the Company received US $100,000 ($111,520) from the Optionee, and 75,000 common shares of Global valued at $55,736.

Murphy Property, Newfoundland, Canada

During the year ended February 28, 2007, the Company entered into an option agreement to acquire a 90% interest in the Murphy Property located in the Hermitage Uranium Belt of southern Newfoundland. To earn its 90% interest , the Company must make phased total cash payments of $375,000 (paid $25,000) and issue 1,000,000 common shares (issued 100,000) over three years . The Company is also required to complete staged work expenditures totaling $1,000,000 (completed $100,000 in first year) over a four year period. The owner’s 10% property interest will be carried to commercial production; prior to production, the interest may be converted to a 3% NSR on production. The Company may reduce the NSR to 2% by paying the owner $2,000,000.

During the year ended February 29, 2008, the Company entered into a joint venture with CMD on the Murphy Property. Under the terms of the joint venture agreement, CM D acquired a 50% interest in the 90% interest the Company is earning in the Murphy Property by assuming 50% of the Company’s option agreement obligations. CMD’s first year obligations include a cash payment of $12,500 (received), issuance of 80,000 common shares to the Company (received at a value of $48,800) and funding $50,000 in exploration expenditures (completed). Future optional obligations by CMD include additional cash payments of $175,000, issuing common shares to the Company equal to the value of 450,000 shares of the Company over three years, and contributing $450,000 towards exploration expenditures over four years. The Company has terminated the Joint Venture with CMD on the Murphy Property and has also terminated the option agreement on the property. As a result, all related costs incurred by the Company were written off to operations during the year ended February 29, 2008.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Wisker Valley Property, Newfoundland, Canada

During the year ended February 29, 2008, the Company acquired an option to earn a 100% interest in the Wisker Valley property in the Baie Verte area of Newfoundland. To earn its 100% interest, the Company is required to pay $1,470,000 ($170,000 paid), issue 2,000,000 common shares (200,000 shares issued) and incur exploration expenditures totaling $2,500,000 over a four year period. The property will be subject to a 3% net smelter returns royalty of which the Company may purchase one-third for $2,000,000.

Baca Property, New Mexico, United States

During the year ended February 29, 2008, the Company acquired an option to earn a 100% interest in claims comprising the Baca Property in New Mexico by paying US $500,000 (US $50,000 paid) and issuing 1,000,000 common shares (100,000 shares issued) over a four year period. A NSR of 4% on mineral products produced will be payable on the claims. The Company retains the right to purchase one half of the NSR (2%) at any time for $2,000,000. A 4% NSR is also payable on production from mineral rights acquired by the Company within a one kilometer perimeter of the property unless such production is already burdened by a royalty or similar interest, in which case the Company will only be required to pay a 1% NSR. Upon the fourth anniversary of the option agreement, advance royalty payments of US $50,000 are to be paid annually and will be credited against future production royalties.

During the year ended February 29, 2008, the Company acquired a 100% interest by staking in additional claims in the region of the Baca Property.

Hurricane Cliffs Property, Utah, United States

During the year ended February 29, 2008, the Company acquired an option to earn a 100% interest in the Hurricane Cliffs Property in Utah by paying US $250,000 (US $25,000 paid) and issuing 500,000 common shares (50,000 issued) over a four year period. A NSR of 3% on mineral products produced will be payable on the claims. The Company retains the right to purchase one third of the NSR (1%) at any time for $1,000,000. A 3% NSR is also payable on production from mineral rights acquired by the Company within a one kilometer perimeter of the property unless such production is already burdened by a royalty or similar interest, in which case the Company will only be required to pay a 1% NSR. Upon the fourth anniversary of the option agreement, advance royalty payments of US $25,000 are to be paid annually and will be credited against future production royalties. Subsequently, the Company terminated the Hurricane Cliffs property agreement. As a result, all related costs incurred by the Company were written off to operations during the year ended February 29, 2008.

Montana, Wyoming, California and Nevada Uranium Properties, United States

In conjunction with the Kilgore amalgamation (Note 6):

a)	the Company holds a 100% interest in several uranium properties located in the states of Montana, Wyoming, California and Nevada, USA.

b)	the Company holds a 100% interest in two uranium state leases in Wyoming, and entered into a surface and mineral lease agreement on lands in Carter County, Montana (the “Schlosser Lease”). Under the surface and mineral lease agreement, the Company is responsible for payment of production royalties at rates of between 1% and 3% based on gross value of mineral materials sold and for making certain minimum annual royalties payable in advance. Annual advance minimum royalty payments made by the Company shall be applied as a credit against production royalties.

The first annual advance minimum royalty payment, being $10,000, was due and paid on November 1, 2005, and increases on each anniversary date thereafter to a maximum of US$100,000 by the 14th anniversary date. The annual minimum royalty payment will also increase upon commercial production of mineral materials from the lease. The primary term of the lease is for twenty years, and with a consecutive secondary term thereafter that begins on the twentieth (20th ) anniversary, unless terminated sooner.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Montana, Wyoming, California and Nevada Uranium Properties, United States (cont’d…)

c)	the Company holds a 100% interest in additional claims staked in Nevada and acquired a 100% interest in ten uranium state leases in Wyoming.

d)	pursuant to a data base purchase agreement, the Company agreed to pay an NSR of 0.25% on uranium production from certain mineral lands within Carter County, Montana and Crook County, Wyoming and to pay a bonus of US$100,000 in the event a uranium mine is constructed in the same region.

e)	the Company holds a 100% interest in additional staked claims in Montana and Wyoming; and entered into a surface and mineral lease agreement on land in Carter County, Montana (the “Cochrane Lease”). Under the surface and mineral lease agreement, the Company is responsible for an upfront payment of US$25,000, and payment of production royalties at rates of between 2% and 5% based on net value realized from sale of minerals, and subject to certain minimum annual royalties payable in advance. Advance annual minimum royalty payment made by the Company shall be applied as a credit against production royalties. The advance annual minimum royalty is US$3 per acre during the primary term, increasing to US$6 per acre on the tenth (10th ) anniversary date. The primary term of the lease is for ten years, and with a consecutive secondary term thereafter that begins on the tenth (10th ) anniversary date, unless sooner terminated.

f)	the Company holds a database on the Mountain West Property in Elko county, Nevada. The database was acquired for an initial cash payment of US$50,000, with a further cash payment of US$100,000 to be made when the Company receives a Nevada mine permit. The acquisition agreement also includes the grant of a right of first offer to UG USA, Inc., under which the Company has entered into an agreement for the sale of uranium concentrates to UG USA, Inc. The right of first offer applies to the first one million pounds of uranium concentrate production from the Mountain West Property, at a 1% discount to the prevailing spot price of uranium.

Saskatchewan, Canada; Nevada, Wyoming and South Dakota, USA and Mali and Niger, West Africa Uranium Properties

In conjunction with the acquisition of NCA (Note 6) the Company acquired the following uranium properties:

a)	Saskatchewan and Nevada Properties: On June 15, 2005, NCA entered into an option agreement with Bullion Fund Inc. (“Bullion”), pursuant to which it acquired an undivided 90% interest in certain mineral claim blocks in northern Saskatchewan , certain mineral claim blocks in Mineral County, Nevada and a mineral claim block in Clark County, Nevada. Under the terms of the option agreement, Bullion retained an undivided 10% carried interest in all the claims.

During the year ended February 29, 2008, the Company purchased the 10% interest held by Bullion in the claims subject to the initial purchase agreement by paying $125,000 cash and $225,000 through the issuance of 369,459 common shares.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Saskatchewan, Canada; Nevada, Wyoming and South Dakota, USA and Mali and Niger, West Africa Uranium Properties (cont’d…)

b)	Wyoming and South Dakota Properties: By agreement, effective March 14, 2006, with Miller-Berdahl Partnership (“Miller-Berdahl”) NCA has an option over a three year period to acquire a 100% interest, subject to certain production royalties, in state of Wyoming leases, mineral claims and one surface right agreement in four project areas in Wyoming and in one project area located in South Dakota and Wyoming. The surface right agreement, entered into between Stockade Beaver Creek Ltd., a company owned by Miller-Berdahl, and D. Spencer and P.

Spencer and assigned to the Company as per terms of the Miller-Berdahl option agreement, provides the Company access and mining rights for the consideration of a 2% NSR production royalty and annual access payments in the amount of $3.00 per acre. Under the terms of the Miller-Berdahl option agreement, the Company is to make cash payments totalling US$750,000 and issue 325,000 common shares in order to exercise the option. As of May 31, 2008, the Company has paid US$450,000 in cash and has issued 325,000 common shares.

Also, the Company has three surface rights agreements (providing also rights to mineral interests to the extent owned by the vendor) for access and mining rights in the Elkhorn project area.

c)	Mali Properites: NCA incorporated a Mali subsidiary under the name Northern Canadian Minerals Inc. Mali for the purpose of applying for and holding mineral rights in Mali. By an Establishment Agreement dated April 2, 2007 with the Government of the Republic of Mali, NCA acquired exclusive exploration and mining rights for uranium for a term of 30 years on the Samit Property in northeastern Mali. The Company is obligated to complete work commitments in the first three years to maintain the land comprising the equivalent of about US$180,000 in the first year, US$188,000 in the second year and US$193,000 in the third year. The Company is in discussions with the Government of Mali in regards an extension of work requirements due to civil unrest in the country. Upon a production decision by the Company, the Government of Mali would hold a 10% carried interest in the project and would have the right to participate for up to an additional 10% interest by contributing to the development costs as per its prorate 10% participating interest.

In addition, NCA was granted on September 27, 2007 a Prospecting Permit which provides the Company with exclusive rights to explore for uranium and apply for Establishment Agreements within an area in northeastern Mali. The permit extends for 90 days, and expires on December 23, 2007, subject to notice of same from the government of Mali. No respective notice has been received form the government to date. The Company plans to apply for two Establishment Agreements within the Prospecting Permit area. The Company is in discussions with the Government of Mali in regards the Prospecting Permit. However, as a result of the civil unrest in the country, related costs incurred to date have been written down to $1.

d)	Niger Properties: During the year ended February 29, 2008, NCA applied for 12 uranium concessions in two blocks in north central Niger, West Africa. Granting of the concessions is pending.

Niger Concessions

Subject to regulatory approval, the Company entered into an option agreement dated November 17, 2005 with Longview to acquire a 100% interest in two uranium and two gold concessions located in Niger, West Africa. Pursuant to the option agreement, an application has been made to the Ministry of Mines and Energy of the Republic of Niger to acquire exploration and exploitation rights to the four concessions. Under the terms of the agreement, the Company must pay Longview $200,000 ($32,817 paid) and issue 250,000 common shares once the concessions are granted. In addition, the Company must make staged payments of up to $840,000 in cash and issue 550,000 common shares over two years. The Company has the option to issue 50% of the payments in common shares in lieu of the cash.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Niger Concessions (cont’d…)

Subject to regulatory approval, the Company entered into an agreement dated November 24, 2005 with the underlying option holder to acquire a 100% interest in two additional uranium concessions located in Niger, West Africa. As consideration, the Company paid the underlying option holder a fee of 15,634 common shares valued at $5,000. In addition, the Company must pay the underlying option holder $15,000 in cash and $15,000 in common shares once the concessions are granted. Additionally, the Company must pay the underlying option holder 10,000 common shares for each concession held twelve months after the date the concessions are granted.

Pursuant to a change to the mining code in Niger, approved by Parliament effective November 1, 2006, both Longview and the Company reapplied for uranium concessions in the aggregate comprising 16 concessions in two blocks. The Company incurred application fees for the 16 concessions totaling €23,050. During the year ended February 29, 2008, two of the concessions applied for by the Company were granted. No work expenditures are necessary to maintain the concessions granted as an unofficial “force majeure” is in effect until such time as current civil unrest in the country is under control. The gold concessions in Niger were not reapplied for by Longview under the new system.

Upon a production decision by the Company, the Government of Niger would hold a 10% carried interest in the project and would have the right to participate for up to an additional 20% interest by contributing to the development costs as per its prorata 20% participating interest and by paying for its prorata share of prior exploration expenditures.

Gold and base metal properties

Kilgore Gold Property, Idaho, United States

The Kilgore Property is located in Clark County, Idaho and consists of certain mineral claims owned 100% by the Company.

Other Gold Properties, United States

The Company holds a 100% interest in the Hai and Gold Bug Properties located in Lemhi County, Idaho by staking.

Tuscany Gold Project, Italy

The Company incorporated an Italian subsidiary under the name Tuscany Minerals S.r.l. to facilitate the application process and holding of exploration and mining permits in Italy. As of February 29, 2008, the Company has been granted six gold permits in four areas in Italy. To maintain the permits minimal work requirements are necessary and annual fees of 76,000 euros (about $120,000) are required. The permits are renewable every two years. In addition, during the year ended February 28, 2007, the Company issued 33,333 common shares valued at $12,500 to acquire data related to the area for which the gold permits were filed.

Avoca Property, Ireland

During the year ended February 28, 2006, the Company acquired all of the outstanding shares of Jadebay Limited (“Jadebay”), a 100% owned Irish subsidiary of Strongbow, a company related by a common director. This transaction was accounted for as an asset purchase as Jadebay has no business operations. Jadebay maintains a 100% interest in two prospecting licences in the Republic of Ireland. Under the terms of the agreement, the Company issued Strongbow 1,500,000 common shares valued at $600,000. The full cost of the purchase has been allocated to the mineral concessions. To maintain the licenses, the Company must incur exploration expenditures of €37,500 (approximately CDN $56,000) per license, annually.

Further exploration expenditures in the amount of 37,500 euros (approximately $56,000) per prospecting license and filing of corresponding report is required to be completed in order to maintain and renew the licenses for a two year period to June 10, 2010. A drilling program is currently underway on the Avoca property that will fulfill the Company’s obligation to maintain the licenses until 2010 and probably until 2012.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

8.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number	Capital	Contributed
	of Shares	Stock	Surplus

Authorized
Unlimited common shares without par value
Unlimited Class A convertible preferred shares without
par value
Issued
Balance, February 28, 2007	73,981,884	$39,676,686	$4,394,171
Private placements	15,711,800	25,057,110	-
Agent’s commission	638,500	925,825	-
Compensation options	-	(1,472,250)	1,472,250
Share issue costs	-	(1,824,768)	-
Stock-based compensation	-	-	7,629,161
Mineral properties	1,754,848	1,637,746	-
Obligation to issue shares	25,280	45,000	-
Acquisition of Kilgore (Note 6)	29,115,090	4,093,106	840,953
Acquisition of NCA (Note 6)	18,198,337	5,381,382	441,154
Exercise of stock options	177,900	102,486	-
Reclassification of contributed surplus on the
exercise of stock options	-	156,845	(156,845)
Exercise of warrants	4,407,137	4,723,675	-
Reclassification of contributed surplus on the
exercise of warrants	-	675,360	(675,360)
Future income taxes on the renunciation of flow
through expenditures	-	(10,945,000)	-

Balance, February 29, 2008	144,010,776	68,233,203	13,945,484
Exercise of stock options	111,680	37,971	-
Reclassification of contributed surplus on the
exercise of stock options	-	24,928	(24,928)
Mineral properties	1,351,286	546,078	-
Promotional services	25,000	10,625	-
Stock-based compensation	-	-	134,123
Future income taxes on the renunciation of flow
through expenditures	-	(696,500)	-

Balance, May 31, 2008	145,498,742	$68,156,305	$14,054,679

During the year ended February 29, 2008, the Company issued 4,336,800 units (the “Units”) at a price of $1.45 per Unit and 11,375,000 flow-through units (the “FT Units”) at a price of $1.65 per FT Unit to raise gross proceeds of $25,057,110 (the “Offering”).

Each Unit consisted of one common share and one half of one common share purchase warrant (each whole such purchase warrant, a “Warrant”). Each FT Unit consisted of one flow-through common share and one-half of one transferable Warrant. Each Warrant is exercisable into one additional non-flow-through common share at an exercise price of $1.85 to September 8, 2008.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

8.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

The Agent received a commission equal to 7% of the gross proceeds of the Offering, consisting of cash of $828,173 and 638,500 Units valued at $925,825. As well, the Agent received 1,571,180 compensation options valued at $1,472,250, each of which is exercisable into one common share at an exercise price of $1.70 to September 8, 2008. The compensation options were valued using the Black-Scholes option pricing model, assuming volatility of 105.64%, risk-free interest rate of 3.90%, expected life of eighteen months and 0% dividends.

9.	STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan where the directors are authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the closing price of the Company’s shares on the date of grant less any discount permitted by the TSX Venture Exchange (“TSX-V”) and vesting terms are at the discretion of the board of directors. The options can be granted up to a maximum term of 5 years.

As at May 31, 2008, the Company had outstanding stock options enabling the holders to acquire common shares as follows:

Number	Exercise
of Shares	Price	Expiry Date

656,250	$0.24	October 26, 2008
325,000	0.55	February 14, 2009
65,000	0.75	April 12, 2009
58,840	0.34	March 22, 2010
26,000	0.49	October 5, 2010
44,100	0.63	February 23, 2011
275,000	0.90	April 10, 2011
150,000	0.90	April 13, 2011
182,000	0.77	June 2, 2011
615,000	1.30	July 19, 2011
411,600	1.22	July 26, 2011
775,000	1.41	September 1, 2011
930,500	1.42	December 8, 2011
260,000	0.65	March 5, 2012
3,870,000	1.65	March 22, 2012
816,790	1.23	March 25, 2012
1,600,000	0.80	August 16, 2012
39,000	0.83	November 1, 2012
2,560,000	0.83	January 7, 2013

13,660,080

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

9.	STOCK OPTIONS AND WARRANTS (cont’d…)

Stock options (cont’d…)

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Options	Price

Balance, February 28, 2007	4,337,220	1.24
Options granted	8,960,000	1.26
Kilgore options (Note 6)	1,685,540	0.82
NCA options (Note 6)	1,059,500	0.67
Options exercised	(177,900)	0.58
Options cancelled	(1,930,100)	1.48

Balance, February 29, 2008	13,934,260	$1.14
Options exercised	(111,680)	0.34
Options cancelled	(162,500)	0.77

Balance, May 31, 2008	13,660,080	$1.15

Number of options currently exercisable	12,116,293	$1.17

Warrants

As at February 29, 2008, the Company had outstanding share purchase warrants and compensation options enabling the holders to acquire common shares as follows:

Number	Exercise
of Shares	Price	Expiry Date

8,175,151	$1.85	September 8, 2008
1,571,180	1.70	September 8, 2008
4,864	1.10	November 1, 2008
8,423,944	1.20	November 1, 2008
18,175,139

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

9.	STOCK OPTIONS AND WARRANTS (cont’d…)

Warrants (cont’d…)

Warrant and compensation options transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Warrants	Price

As at February 28, 2007	17,207,176	$1.12
Issued	9,748,518	1.83
Kilgore warrants (Note 6)	188,750	0.40
Exercised	(4,407,137)	1.07
Expired	(4,562,168)	1.00

As at May 31 and February 29, 2008	18,175,139	$1.53

Stock-based compensation

For the three months ended May 31, 2008, the Company recorded $134,123 (2007 - $5,926,764) as stock-based compensation expense, with an offset to contributed surplus, for previously-granted options which vested during the period.

10.	RELATED PARTY TRANSACTIONS

During the three months ended May 31, 2008, the Company:

a)	Paid or accrued $37,715 (2007 - $109,381) for management and consulting fees to a company controlled by the president, a director, and for 2007, a former director and companies with common directors.

b)	Paid or accrued $18,750 (2007 - $Nil) for directors fees to directors of the Company.

c)	Paid or accrued $8,250 (2007 - $13,200) for rent to a company controlled by the president, a company with a director in common and a company owned by an officer of the Company.

d)	Paid or accrued $7,500 (2007 - $10,500) for administration fees to a company owned by an officer of the Company.

e)	Paid or accrued $Nil (2007 - $37,500) for investor relations to a company with a former common director.

f)	Paid or accrued $Nil (2007 - $200,000) and issued Nil (2007 – 54,645) common shares valued at $Nil (2007 - $100,000) for property acquisition costs to a company with a former common director.

g)	Paid or accrued $91,000 (2007 - $7,619) for management and consulting fees included in deferred exploration costs to a director, a former director and a company controlled by the president.

Included in accounts payable and accrued liabilities at May 31, 2008 is $62,612 (February 29, 2008 - $179,577) owing to a company controlled by the president of the Company, to a company with a director in common and to directors.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2008	2007
Cash paid during the period for interest	$-	$-
Cash paid during the period for income taxes	$-	$-

The significant non-cash investing and financing transactions during the three months ended May 31, 2008 included:

a)	issuing 1,351,286 common shares valued at $546,077 for mineral property acquisitions;

b)	issuing 25,000 common shares valued at $10,625 pursuant to an agreement for promotional services; and

c)	accruing $1,952,876 of mineral property expenditures in accounts payable and accrued liabilities as at May 31, 2008.

The significant non-cash investing and financing transactions during the three months ended May 31, 2007 included:

a)	issuing 54,645 common shares valued at $100,000 for mineral property acquisitions;

b)	issuing 638,500 units valued at $925,825 and 1,571,180 compensation options valued at $1,472,250 to an agent in connection with a private placement; and

c)	accruing $1,241,835 of mineral property expenditures, $9,544 of equipment expenditures and $68,147 of deferred amalgamation costs in accounts payable and accrued liabilities as at May 31, 2007.

12.	COMMITMENTS

During the year ended February 29, 2008, the Company entered into management services agreements with the Comp any’s President and its Chief Operating Officer. Both contracts are effective from January 1, 2008 to December 31, 2009 and remuneration is $20,000 per month. If the Company terminates either agreement, the Company will, in certain circumstances, be obligated to make a termination payment equal to twelve times the monthly management fee.

13.	INCOME TAXES

During the three months ended May 31, 2008, the Company renounced $2,067,840 to flow through share subscribers resulting in a future income tax effect of $696,500. As a result of the renunciation and the effect of recording marketable securities at fair value, which is not recognized for tax purposes, the Company has a net future income tax liability of approximately $5,563,000 as at May 31, 2008.

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, short-term investments, receivables, marketable securities, investments and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Currency risk

The Company holds non-monetary assets in the United States, Niger, West Africa, Italy and Ireland. The Company could accordingly be at risk for foreign currency fluctuation and developing legal and political environments. The Company does not maintain significant cash or other monetary assets or liabilities in these countries.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

15.	SEGMENTED INFORMATION

The primary business of the Company is the acquisition and exploration of mineral properties.

Geographic information is as follows:

		February 29,
	May 31, 2008	2008

Capital assets
Canada	$42,597,474	$37,437,987
United States	8,937,789	7,299,751
Europe	1,762,045	1,662,622
Mali and Niger, West Africa	207,681	207,681

	$53,504,989	$46,608,041

16.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties. The Company relies mainly on equity issuances to raise new capital and on entering joint venture agreements on certain properties which enables it to conserve capital and to reduce risk. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations. The Company’s investment policy is to negotiate premium interest rates on savings accounts or to invest its cash in highly liquid short-term deposits with terms of one year or less and which can be liquidated at any time without interest penalty. The Company currently has sufficient capital to fund its exploration programs and to cover its administrative costs for at least the next twelve months.

17.	MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

(a) Currency Risk
The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, Italy and Ireland. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also in the other local currencies. The greatest risk is the exchange rate of the Canadian dollar relative to the US dollar and a significant change in t his rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. At May 31, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

US$
Cash and cash equivalents	64,100
Receivables	500
Reclamation bonds	300,000
Accounts payable and accrued liabilities	(357,000)
Net exposure	(7,600)

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2008
(Unaudited)

17.	MANAGEMENT OF FINANCIAL RISK (cont’d…)

Based on the above net exposure as at May 31, 2008, and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar against the US dollar would not materially affect the loss from operations.

(b) Credit Risk
The Company’s cash and cash equivalents are mainly held through large Canadian financial institutions and at May 31, 2008 are mainly cash held in high interest bearing accounts. Accordingly, credit risk is minimized. The Comp any’s receivables are mainly GST recoverable from the Canadian government.

(c) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources as outlined in Note 16.

(d) Interest Rate Risk
Interest rate risk is the ris k that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The Company’s cash is held mainly in interest bearing accounts and therefore there is currently minimal interest rate risk.

18.	SUBSEQUENT EVENTS

Subsequent to May 31, 2008, the Company:

a)	cancelled all outstanding stock options previously granted with exercise prices greater than $0.45 and granted 13,834,490 new stock options, all with an exercise price of $0.45 per share; and

b)	entered into an option/joint venture agreement with Otis Capital Corp. (“Otis”) whereby Otis can earn up to a 75% interest in the Kilgore Gold property, located in Clark County, Idaho, and two additional gold properties, Hai and Gold Bug, located in Lemhi Counties, Idaho, USA (the “Properties).

Otis can earn an initial 50% interest in the Properties by completing the following:

i.	Payment of US$100,000 in cash (received) and the issuance of 500,000 common shares (received) upon the TSX-V acceptance of this transaction;

ii.	Payment of US$100,000 in cash and the issuance of 400,000 common shares and incurring US$250,000 in exploration expenditures in year one;

iii.	Issuance of 400,000 common shares and incurring US$350,000 in exploration expenditures in year two;

iv.	Issuance of 400,000 common shares and incurring US$500,000 in exploration expenditures in year three;

v.	Issuance of 400,000 common shares and incurring US$900,000 in exploration expenditures in year four; and

vi.	Issuance of 400,000 common shares and incurring US$1,000,000 in exploration expenditures in year five.

Otis can increase its interest to 75% by issuing an additional 1,000,000 common shares and by completing an independent pre-feasibility study on the Kilgore Gold Project. In the event that Otis does not exercise its right to earn the additional 25% interest, for a total of 75%, the Company may then elect to earn back a 10% interest, thereby retaining a 60% interest, by expending US$600,000 within the year following its election to exercise.

A 2.0% NSR will be paid to the Company on production of gold from the Property. At any time, Otis will have the right to purchase each one-fourth of the NSR for the sum of $500,000, up to a maximum of three-fourths (3/4), following which the Company would hold a 0.5% NSR.

This transaction has been approved by the TSX-V.